Exhibit 99.1

EchoStar Announces Financial Results for Three and Twelve Months Ended December 31, 2019

Englewood, CO, February 20, 2020—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three and twelve months ended December 31, 2019.

Three Months Ended December 31, 2019 Financial Highlights:

•	Consolidated revenues of $499.0 million.

•	Net loss from continuing operations of $56.3 million, consolidated net loss attributable to EchoStar common stock of $53.1 million, and diluted loss per share of $(0.55).

•	Consolidated Adjusted EBITDA of $155.9 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Twelve Months Ended December 31, 2019 Financial Highlights:

•	Consolidated revenues of $1.9 billion.

•	Net loss from continuing operations of $113.7 million, consolidated net loss attributable to EchoStar common stock of $62.9 million, and diluted loss per share of $(0.65).

•	Consolidated Adjusted EBITDA of $582.8 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“I am pleased with our performance in the fourth quarter and full year of 2019” commented Michael Dugan, CEO and President of EchoStar. “We grew our revenue and Adjusted EBITDA from 2018. We completed a transformative spin-off of our BSS business to DISH Network Corporation as well as additional strategic transactions that allow us to focus on the growing broadband and connectivity markets. We concluded our joint venture with Yahsat in Brazil in November, and as part of that transaction, acquired approximately 20,000 additional consumer subscribers. Operationally, we grew our consumer subscriber base by another 20,000 in the fourth quarter driven by our international markets which brings our broadband subscriber total to approximately 1.477 million as of year-end 2019. Until our EchoStar 24/J3 satellite is launched, we are focused on increasing the yield on our existing assets and are continuing to explore opportunities in pursuit of our strategy of being a global connectivity provider.”

Three Months Ended December 31, 2019 - Additional Information:

•	Consolidated revenue increased 10% or $45.0 million year over year.

•	Adjusted EBITDA increased 19% or $25.1 million year over year.

◦
Hughes segment Adjusted EBITDA increased by $25.9 million primarily driven by higher revenue and associated margin from our consumer business and enterprise equipment sales. Adjusted EBITDA excludes all activity related to the India license fee dispute discussed below.

◦	ESS segment Adjusted EBITDA was flat.

◦
Corporate and Other segment Adjusted EBITDA decreased by $0.5 million. The segment was impacted by the loss of the revenue and EBITDA associated with the transfer of certain real estate assets to DISH Network Corporation as part of the BSS transaction that were not treated as discontinued operations as well as continued investment in corporate development activities. This was partially offset by smaller equity losses of unconsolidated affiliates. During the fourth quarter, we changed our accounting policy to record our share of net earnings or losses of unconsolidated affiliates on a three month-lag. Based on this change, our results exclude Q4-19 activity from these equity investments.

•	License fee dispute with the Government of India:

◦
In October 2019, the Supreme Court of India issued an order affirming certain license fee assessments, interest, penalties, and interest on the penalties imposed by the Indian Department of Telecommunications (“DOT”) related to a license fee dispute with the Government of India that dates back over a decade and has affected the entire Indian Telecom industry. On February 14, 2020, the Supreme Court of India denied the petitions filed by us and other telecommunication service providers asking the court to modify the order to permit the DOT to calculate the final amount due and extend the payment deadline. To date, the DOT has issued us written assessments of $28.4 million for the license fees, penalties and interest. It is possible the DOT’s assessment may be modified depending on the methodology it uses to calculate interest over the period in question.

◦
As a result of the Supreme Court’s decisions and based on the DOT’s current methodology for assessing penalties and interest, we booked an additional accrual of $60.8 million during the quarter which also impacted Net income (loss) attributable to non-controlling interest. This is summarized as follows (amounts in millions):

SG&A expense	$2.3
Interest expense, net of amounts capitalized	$58.5
Total	$60.8

Net income (loss) attributable to non-controlling interest	$9.4
We now have $80.2 million accrued for this matter as of December 31, 2019. Any eventual payments made with respect to the ultimate outcome may be different from our accrual and such differences could be significant.

•
Net loss from continuing operations was $56.3 million, a decrease of loss by $72.5 million from last year. The decreased loss was primarily due to an impairment of long-lived asset of $65.2 million in Q4-18, higher net gains on investments of $45.0 million, and higher operating income (excluding impairments) of $9.2 million. This was partially offset by higher net interest expense of $45.5 million which includes $58.5 of interest related to the license fee dispute with the Government of India discussed above. Excluding the impact of the license fee dispute (tax effected), Net earnings from continuing operations would have been $4.3 million.

•	Hughes broadband subscribers are approximately 1,477,000 as of December 31, 2019 including approximately 237,000 subscribers in Central and South America.

•	Cash, cash equivalents and current marketable investment securities were $2.5 billion as of December 31, 2019.

Set forth below is a table highlighting certain of EchoStar’s segment results for the three and twelve months ended December 31, 2019 and 2018 (amounts in thousands) from continuing operations (all US GAAP amounts reference results from continuing operations):

	For the three months ended December 31,		For the twelve months ended December 31,
	2019	2018	2019	2018

Revenue
Hughes	$491,823	$444,642	$1,852,742	$1,716,528
EchoStar Satellite Services	4,384	4,669	16,257	27,231
Corporate and Other	2,799	4,672	17,082	18,879
Total revenue	$499,006	$453,983	$1,886,081	$1,762,638

Adjusted EBITDA
Hughes	$176,738	$150,809	$666,890	$616,532
EchoStar Satellite Services	1,988	2,286	6,994	17,764
Corporate & Other:
Corporate overhead, operating and other	(23,090)	(18,988)	(81,859)	(73,237)
Equity in earnings (losses) of unconsolidated affiliates, net	250	(3,303)	(9,257)	(5,954)
Total Corporate & Other	(22,840)	(22,291)	(91,116)	(79,191)
Total Adjusted EBITDA	$155,886	$130,804	$582,768	$555,105

Net income (loss) from continuing operations	$(56,273)	$(128,774)	$(113,653)	$(132,362)
Expenditures for property and equipment	$103,723	$139,817	$418,074	$477,442

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended December 31,		For the twelve months ended December 31,
	2019	2018	2019	2018

Net income (loss)	$(63,094)	$(111,648)	$(74,252)	$(38,633)
Interest income	(17,535)	(24,038)	(82,352)	(80,275)
Interest expense, net of amounts capitalized	94,203	55,250	251,016	219,288
Income tax provision (benefit), net	7,882	(1,698)	20,488	6,576
Depreciation and amortization	129,146	118,379	490,765	457,116
Net (income) loss from discontinued operations	6,821	(17,126)	(39,401)	(93,729)
Net (income) loss attributable to non-controlling interests	9,976	(550)	11,335	(1,842)
EBITDA	167,399	18,569	577,599	468,501
(Gains) losses on investments, net	(825)	44,227	(28,912)	12,622
Impairment of long-lived assets	—	65,220	—	65,220
Litigation expense	(627)	2,750	25,701	2,750
Vendor settlement	—	—	—	(9,571)
License fee dispute - India, net of non-controlling interests	(7,150)	—	(3,210)	—
Foreign currency transaction (gains) losses, net	(2,911)	38	11,590	15,583
Adjusted EBITDA	$155,886	$130,804	$582,768	$555,105

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income and expense, net,” “Income tax benefit (provision), net,” “Depreciation and amortization,” “Net income (loss) from discontinued operations,” and “Net income (loss) attributable to noncontrolling interests.”

Adjusted EBITDA is defined as EBITDA excluding “Gains and losses on investments, net,” “Foreign currency transaction gains (losses), net,” and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to “Net income (loss)” in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended December 31, 2019 and 2018 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2019 filed today with the Securities and Exchange Commission.

EchoStar will host its earnings conference call on Thursday, February 20, 2020 at 11:00 a.m. Eastern Time. The call-in numbers are (877) 815-1625 (toll-free) and (716) 247-5178 (international), Conference ID 2585784.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2019 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Condensed Consolidated Balance Sheets
(Amounts in thousands, except per share amounts)

	As of December 31,
	2019	2018

Assets
Current assets:
Cash and cash equivalents	$1,519,431	$928,306
Marketable investment securities	940,623	2,282,152
Trade accounts receivable and contract assets, net	196,629	201,096
Other current assets	179,531	165,809
Current assets of discontinued operations	—	3,486
Total current assets	2,836,214	3,580,849
Non-current assets:
Property and equipment, net	2,528,738	2,534,666
Operating lease right-of-use assets	114,042	—
Goodwill	506,953	504,173
Regulatory authorizations, net	478,598	430,039
Other intangible assets, net	29,507	44,231
Other investments, net	325,405	266,513
Other non-current assets, net	334,841	338,390
Non-current assets of discontinued operations	—	962,433
Total non-current assets	4,318,084	5,080,445
Total assets	$7,154,298	$8,661,294

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$124,080	$121,437
Current portion of long-term debt and finance lease obligations	486	919,582
Contract liabilities	101,060	72,284
Accrued expenses and other current liabilities	270,393	181,698
Current liabilities of discontinued operations	—	50,136
Total current liabilities	496,019	1,345,137
Non-current liabilities:
Long-term debt and finance lease obligations, net of current portion	2,389,733	2,386,202
Deferred tax liabilities, net	351,692	287,989
Operating lease liabilities	96,941	—
Other non-current liabilities	74,360	80,304
Non-current liabilities of discontinued operations	—	406,188
Total non-current liabilities	2,912,726	3,160,683
Total liabilities	3,408,745	4,505,820

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both December 31, 2019 and 2018	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 56,592,251 shares issued and 50,107,330 shares outstanding at December 31, 2019 and 54,142,566 shares issued and 47,657,645 shares outstanding at December 31, 2018	57	54
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both December 31, 2019 and 2018	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both December 31, 2019 and 2018	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both December 31, 2019 and 2018	—	—
Additional paid-in capital	3,290,483	3,702,522
Accumulated other comprehensive income (loss)	(122,138)	(125,100)
Accumulated earnings (losses)	632,809	694,129
Treasury stock, at cost	(131,454)	(131,454)
Total EchoStar Corporation stockholders’ equity	3,669,805	4,140,199
Non-controlling interests	75,748	15,275
Total stockholders’ equity	3,745,553	4,155,474
Total liabilities and stockholders’ equity	$7,154,298	$8,661,294

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the years ended December 31,
	2019	2018	2017

Revenue:
Services and other revenue	$1,619,271	$1,557,228	$1,285,666
Equipment revenue	266,810	205,410	239,489
Total revenue	1,886,081	1,762,638	1,525,155
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	561,353	563,907	500,773
Cost of sales - equipment (exclusive of depreciation and amortization)	226,002	176,600	195,151
Selling, general and administrative expenses	509,145	436,088	370,500
Research and development expenses	25,739	27,570	31,745
Depreciation and amortization	490,765	457,116	385,662
Impairment of long-lived assets	—	65,220	10,762
Total costs and expenses	1,813,004	1,726,501	1,494,593
Operating income (loss)	73,077	36,137	30,562
Other income (expense):
Interest income	82,352	80,275	44,619
Interest expense, net of amounts capitalized	(251,016)	(219,288)	(184,389)
Gains (losses) on investments, net	28,912	(12,622)	53,453
Equity in earnings (losses) of unconsolidated affiliates, net	(14,734)	(5,954)	16,973
Foreign currency transaction gains (losses), net	(11,590)	(15,583)	1,218
Other, net	(166)	11,249	5,364
Total other income (expense), net	(166,242)	(161,923)	(62,762)
Income (loss) from continuing operations before income taxes	(93,165)	(125,786)	(32,200)
Income tax benefit (provision), net	(20,488)	(6,576)	155,107
Net income (loss) from continuing operations	(113,653)	(132,362)	122,907
Net income (loss) from discontinued operations	39,401	93,729	270,582
Net income (loss)	(74,252)	(38,633)	393,489
Less: Net income (loss) attributable to non-controlling interests	(11,335)	1,842	928
Net income (loss) attributable to EchoStar Corporation	(62,917)	(40,475)	392,561
Less: Net income (loss) attributable to Hughes Retail Preferred Tracking Stock	—	—	(1,209)
Net income (loss) attributable to EchoStar Corporation common stock	$(62,917)	$(40,475)	$393,770

Earnings (losses) per share - Class A and B common stock:
Basic earnings (loss) from continuing operations per share	$(1.06)	$(1.39)	$1.29
Total basic earnings (loss) per share	$(0.65)	$(0.42)	$4.13
Diluted earnings (loss) from continuing operations per share	$(1.06)	$(1.39)	$1.27
Total diluted earnings (loss) per share	$(0.65)	$(0.42)	$4.07

ECHOSTAR CORPORATION
Condensed Consolidated Statements of Cash Flows
(Amounts in thousands, except per share amounts)

	For the years ended December 31,
	2019	2018	2017

Cash flows from operating activities:
Net income (loss)	$(74,252)	$(38,633)	$393,489
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	588,200	598,178	533,849
Impairment of long-lived assets	—	65,220	10,762
Losses (gains) on investments, net	(28,912)	12,109	(53,453)
Equity in losses (earnings) of unconsolidated affiliates, net	14,734	6,037	(15,814)
Foreign currency transaction losses (gains), net	11,590	15,583	(1,218)
Deferred tax provision (benefit), net	32,542	26,327	(288,577)
Stock-based compensation	9,353	9,990	10,103
Amortization of debt issuance costs	5,912	7,923	7,378
Dividends received from unconsolidated affiliates	2,716	10,000	19,000
Proceeds from sale of trading securities	—	—	8,922
Changes in current assets and current liabilities, net:
Trade accounts receivable and contract assets, net	8,289	(17,842)	421
Other current assets	(39,190)	18,577	200,584
Trade accounts payable	13,149	9,562	(78,419)
Contract liabilities	26,376	7,867	5,322
Accrued expenses and other current liabilities	66,352	12,183	7,402
Changes in non-current assets and non-current liabilities, net	13,166	(5,070)	(36,975)
Other, net	6,297	(3,489)	4,116
Net cash flows from operating activities	656,322	734,522	726,892
Cash flows from investing activities:
Purchases of marketable investment securities	(993,369)	(2,973,254)	(855,717)
Sales and maturities of marketable investment securities	2,391,220	1,498,463	580,235
Investments in unconsolidated affiliates	(2,149)	(115,991)	—
Sale of investment in unconsolidated affiliates	—	1,558	17,781
Dividend received from unconsolidated affiliate	2,284	—	—
Purchase of other investments	(93,687)	—	—
Expenditures for property and equipment	(418,584)	(555,141)	(583,211)
Refunds and other receipts related to property and equipment	—	77,524	4,311
Expenditures for externally marketed software	(29,310)	(31,639)	(31,331)
Purchases of regulatory authorizations	(34,447)	—	—
Net cash flows from investing activities	821,958	(2,098,480)	(867,932)

Cash flows from financing activities:
Repurchase and maturity of the 2019 Senior Secured Notes	(920,923)	(70,173)	—
Repayment of other long-term debt and finance lease obligations	(29,347)	(41,019)	(37,670)
Payment of in-orbit incentive obligations	(5,447)	(5,350)	(5,487)
Net proceeds from Class A common stock options exercised	67,337	4,424	35,536
Net proceeds from Class A common stock issued under the Employee Stock Purchase Plan	9,779	9,368	8,758
Treasury share purchase	—	(33,292)	—
Purchase of non-controlling interest	(7,313)	—	—
Other, net	603	(521)	(1,065)
Net cash flows from financing activities	(885,311)	(136,563)	72
Effect of exchange rates on cash and cash equivalents	(575)	(2,233)	1,351
Net increase (decrease) in cash and cash equivalents	592,394	(1,502,754)	(139,617)
Cash and cash equivalents, including restricted amounts, beginning of period	929,495	2,432,249	2,571,866
Cash and cash equivalents, including restricted amounts, end of period	$1,521,889	$929,495	$2,432,249

Supplemental disclosure of cash flow information:
Cash paid for interest (including capitalized interest)	$195,331	$240,596	$207,617
Cash paid for income taxes	$3,575	$5,209	$11,033